BCB BANCORP, INC.

104-110 Avenue C

Bayonne, NJ 07002

September 25, 2024

VIA EDGAR

United States Securities and Exchange Commission

Attn: Jennifer Gowetski and Amanda Ravitz

Division of Corporation Finance

Disclosure Review Program

Office of Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	BCB Bancorp, Inc.

Definitive Proxy Statement on Schedule 14A

Filed on March 15, 2024

File No. 000-50275

Ladies and Gentlemen:

We are responding to your letter, dated September 9, 2024, relating to the filing referenced above of BCB Bancorp, Inc. (the “Company”). For convenience of reference, each of your comments is set forth below, in bold, together with the Company’s related response.

Definitive Proxy Statement on Schedule 14A filed on March 15, 2024 (the “2024 Proxy”)

Pay Versus Performance, page 37

1. Please clarify the reference to the NASDAQ Composite Index in footnote (4) to the pay versus performance table, given that we do not see any related data in the table and Item 402(v)(8) of Regulation S-K specifically permits smaller reporting companies to exclude peer group disclosure. Also, we are unable to locate the referenced table below the footnote, although we do see that you have included a graph showing the NASDAQ Composite Index. If you choose to include information in your Item 402(v) of Regulation S-K disclosure beyond that which is required, please ensure that any additional disclosure is “clearly identified as supplemental, not misleading, and not presented with greater prominence than the required disclosure.” See Pay Versus Performance, Release No. 3495607 (August 25, 2022) [87 FR 55134 (September 8, 2022)] at Section II.F.3. Please also note that the peer group used to satisfy Item 402(v)(2)(iv) of Regulation S-K must be the same peer group used by registrants pursuant to either Item 201(e)(1)(ii) or Item 402(b) of Regulation S-K.

Response. In preparing the pay versus performance table in the 2024 Proxy, the Company intended to insert a Peer Group TSR column under the “Value of initial fixed $100 investment” header in that table. However, in the final version of the table, the Peer Group TSR column was inadvertently deleted from the table, but footnote (4) that pertained to the Peer Group TSR column was kept in the table. That is why there is a reference to the NASDAQ Composite Index in footnote (4).

The reference to “set forth in the table below” in footnote (4) should have been changed. The sentence should have begun “The Peer Group TSR in the column below utilizes the NASDAQ Composite Index, ….” The Company was referring to the inadvertently omitted column discussed above.

If the Company chooses to include information in its Item 402(v) of Regulation S-K disclosure beyond that which is required, it will ensure that any additional disclosure is clearly identified as supplemental, not misleading, and not presented with greater prominence than the required disclosure. The Company also understands that the peer group used to satisfy Item 402(v)(2)(iv) of Regulation S-K must be the same peer group used by registrants pursuant to either Item 201(e)(1)(ii) or Item 402(b) of Regulation S-K.

Definitive Proxy Statement on Schedule 14A filed on March 15, 2024

Pay Versus Performance, page 39

2. We note the graph on page 39 showing the relationship between compensation actually paid to your PEO, the average compensation actually paid to your Non-PEO NEOs and your cumulative total shareholder return. It appears, however, that you have not provided a description of the relationship between compensation actually paid and net income, as required by Item 402(v)(5)(ii) of Regulation S-K. In future filings, please provide the required disclosure. Please note that it is not sufficient to state that no relationship exists, even if a particular measure is not used in setting compensation.

Response. The description of the relationship between compensation actually paid and net income, as required by Item 402(v)(5)(ii) of Regulation S-K, was included in the Definitive Proxy Statement on Schedule 14A filed on March 21, 2023, but not in the final 2024 Proxy filing. This information will be included in future proxy filings.

Definitive Proxy Statement on Schedule 14A filed on March 15, 2024

Pay Versus Performance, page 39

3. Please ensure that the descriptions and legends accompanying the relationship disclosure on page 39 clearly describe the information that appears in the graph. Specifically, the paragraph above the graph does not reference the supplemental total shareholder return information for the S&P US BMI Banks Index or the NASDAQ Composite Index. Also, if you choose to include information in your disclosure beyond that which is required by Item 402(v) of Regulation S-K, please ensure that any such additional disclosure is identified in accordance with the guidance set forth in comment 1 above.

Response. The Company will ensure that the descriptions and legends accompanying the referenced relationship disclosure clearly describe the information that appears in the graph in future proxy filings.

In connection with responding to your comments, the Company acknowledges that the Company and its management are responsible for the adequacy and accuracy of the disclosures in its filings, notwithstanding any review, comments, action or absence of action by the staff of the SEC.

If you have any questions or further comments with respect to these matters, please contact the undersigned at (201) 823-0700.

Very truly yours,

BCB BANCORP, INC.

/s/ Ryan Blake
Ryan Blake
Executive Vice President
Chief Operating Officer